UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

23andMe Holding Co.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

90138Q306
(CUSIP Number)

November 8, 2024
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90138Q306
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zentree Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 878,813
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 878,813

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 878,813
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 90138Q306
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Magides
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 878,813
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 878,813

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 878,813
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.02%
12	TYPE OF REPORTING PERSON (see instructions) IN

Item 1(a).	Name of Issuer:

23andMe Holding Co

Item 1(b).	Address of Issuer’s Principal Executive Offices:

223 N. Mathilda Avenue Sunnyvale, California 94086

Item 2(a).	Name of Person Filing:

Zentree Investments Limited Richard Magides

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Zentree Investments Limited

c/o Zentree Investment Management Pte Ltd

18 Robinson Road

Level 15-01

Singapore 048547

Citizenship: The Cayman Islands

Richard Magides

c/o Zentree Investment Management Pte Ltd

18 Robinson Road

Level 15-01

Singapore 048547

Citizenship : British

Item 2(c).	Citizenship:

Zentree Investments Limited Citizenship The Cayman Islands Richard Magides: Citizenship British

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number: 90138Q306

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

As of the close of business on November 08, 2024, Zentree Investments Limited (“Zentree”) and Richard Magides beneficially owned a total of 878,813 Class A Common Stock of the Issuer, representing 878,813 Class A Common Stock nominal value $0.0001 per share. Of this amount Zentree owns 20,000 shares and Mr. Magides owns 858,813 shares. Richard Magides is the director of Zentree Investments Limited and may be deemed to have shared voting control and investment discretion over securities owned by Zentree.

(b) Percent of Class:

As of the close of business on November 08, 2024 Zentree and Mr. Magides may be deemed to have beneficially owned 878,813 Class A Common Stock of the Issuer outstanding (see Item 4(a) above). This percentage was calculated based on 17,514,628 shares of Class A Common Stock, outstanding as of October 16, 2024 as per the Issuer’s Form 8-K filed with the SEC on October 16, 2024.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

-0-

(ii) Shared power to vote or to direct the vote

878,813 (See Item 4(a))

(iii) Sole power to dispose or to direct the disposition of

-0-

(iv) Shared power to dispose or to direct the disposition of

878,813 (See Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024	Zentree Investments Limited

/s/ Richard Magides
	Name:	Richard Magides
	Title:	Director